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02038464

P.E 6-3-02

FORM 6-K

RECD S.E.C.
JUN 4 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

Technip-Coflexip
(Translation of Registrant's Name Into English)

170 place Henri-Régnault
92973 Paris La Défense 6
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: Several press releases:

- One dated May 28, 2002, announcing the Notice of the joint shareholders' meeting of June 20, 2002;
- One dated May 29, 2002, announcing a new contract for a syngas plant in China; and
- One dated June 3, 2002, announcing an EPCI pipeline contract for the Falcon project in the Gulf of Mexico.

PROCESSED
JUN 1 4 2002
THOMSON
FINANCIAL

PADOCS01/207441.2

TECHNIP-COFLEXIP

Paris-La Défense, May 28, 2002

TECHNIP-COFLEXIP :
NOTICE OF THE JOINT SHAREHOLDERS' MEETING
OF JUNE 20, 2002

The Shareholders of TECHNIP-COFLEXIP are invited to attend the Annual General Meeting which will be held on June 20, 2002* at 10:00 a.m., at Maison de la Chimie – Grand Amphithéâtre, 28 rue Saint-Dominique – 75007 PARIS, with the following agenda:

(A) WITHIN THE SCOPE OF THE EXTRAORDINARY GENERAL MEETING

1) Management Board's Report to the Extraordinary General Meeting;
2) Approval of the merger of ISIS into the Company;
3) Increase of the Company's share capital;
4) Reduction of the Company's share capital made for reasons other than losses;
5) Merger premium/Share premium;
6) Acknowledgement of the final consummation of the merger;
7) Subsequent amendment to bylaws;
8) Powers for the merger formalities;
9) Authorization granted to the Management Board to increase the share capital for the purpose of a share subscription reserved for members of a Company Savings Plan or Voluntary Employment Savings Plan;
10) Authorization granted to the Management Board to issue stock subscription options to the employees of the Company and of affiliated companies.
11) Authorization granted to the Management Board to reduce the share capital by cancelling repurchased shares;
12) Authorization granted to the Management Board to increase the share capital in the event of a public tender offer or exchange offer on the securities of the Company.

(B) WITHIN THE SCOPE OF THE ORDINARY GENERAL MEETING

13) Management Board's Report to the Ordinary General Meeting;
14) Approval of financial statements for the fiscal year ended December 31, 2001;
15) Allocation of the profits for the fiscal year ended December 31, 2001;
16) Approval of the consolidated financial statements for the fiscal year ended December 31, 2001;
17) Approval of agreements proposed in the Auditors' special report, in accordance with the provisions of Articles L. 225-38 *et seq.* of the French Commercial Code;
18) Full discharge for the members of the Board of Directors and Management Board.

(C) WITHIN THE SCOPE OF THE JOINT MEETING

19) Powers for formalities.

TECHNIP-COFLEXIP

All documents provided for by the law and proxy forms will be available from May 27, 2002, date of the legal announcement convening the meeting, at the BNP-PARIBAS, GIS-Emetteurs, Service des Assemblées, Les Collines de l'Arche de la Défense, 75450 PARIS cedex 09.

Shareholders holding bearer shares **will have to enclose with their request a certificate issued by the financial institution handling such shares stating that the same have been blocked.**

* The meeting is convened on first notice on Thursday 13th June, 2002 at Tour Ariane – La Défense 9, Centre Régus, 33rd Floor, - 5 place de la Pyramide 92088 Paris la Défense – Salle Océanique/Pacifique in all probability, due to lack of quorum on that date, it is unlikely to be able to make valid deliberations at that time. The meeting will therefore be reconvened on Thursday 20th June, 2002.

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With a workforce of about 18,000 and annual revenues of about 5 billion euros, TECHNIP-COFLEXIP ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.
TECHNIP-COFLEXIP's website is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

TECHNIP-COFLEXIP

Sylvie Hallemans
Press Relations
Tel. +33 (0) 1 47 78 34 85
Fax +33 (0) 1 47 78 24 33
E-mail: shallemans@technip-coflexip.com

Miranda Weeks
Investor Relations Officer
Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 55 91 87 11
E-mail: mweeks@technip-coflexip.com

TECHNIP-COFLEXIP

Paris-La Défense, May 30, 2002

PRESS RELEASE

NEW CONTRACT AWARD FOR A SYNGAS PLANT IN CHINA

Technip-Coflexip (NYSE: TKP and Euronext: 13170) has been awarded a contract by the BASF-YPC joint venture for a Syngas Plant to be located in Nanjing, PRC.

The investment is valued at about 60 million €.

The syngas plant will produce oxo-syngas, carbon monoxide and hydrogen, with steam as by-product. The products from the syngas plant will be used as feedstocks for various downstream consumers in the complex.

The work will be carried out by Technip-Coflexip's engineering centers in The Netherlands and in China. The syngas plant will be ready for production in November 2004.

Technip-Coflexip is the recognized market leader in the design, engineering and construction of world class on-purpose hydrogen and syngas production units. With this award, this position has been further strengthened.

BASF-YPC Company Limited is a 50/50 joint venture between the German world's leading chemical company BASF and SINOPEC (China Petrochemical Corporation) with a total investment amounting to USD 2.9 billion, and is to build and operate a world scale integrated petrochemical site in Nanjing. The integrated site is expected to be fully functional in 2005. The project, which includes a 600,000 metric tons per year steam-cracker and 9 downstream plants, is among the largest Sino-foreign petrochemical enterprises in China.

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With a workforce of about 18,000 and annual revenues of about 5 billion euros, Technip-Coflexip ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world-class fleet of offshore construction vessels.

TECHNIP-COFLEXIP

TECHNIP-COFLEXIP's website is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

For further information contact:

Sylvie Hallemans
Press Relations
TECHNIP-COFLEXIP
Tel. +33 (0) 1 47 78 34 85
Fax +33 (0) 1 47 78 24 33
E-mail: shallemans@technip-coflexip.com

Miranda Weeks
Group Investor Relations Officer
TECHNIP-COFLEXIP
Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 55 91 87 11
E-mail: mweeks@technip-coflexip.com

TECHNIP-COFLEXIP

Paris-La Défense, June 3, 2002

PRESS RELEASE

TECHNIP-COFLEXIP WINS EPCI PIPELINE CONTRACT FOR THE FALCON PROJECT IN THE GULF OF MEXICO

Paris, France – Technip-Coflexip (NYSE: TKP and Euronext: 13170) has been awarded by Pioneer Natural Resources USA, Inc. (a subsidiary of Pioneer Natural Resources Company) and Mariner Energy, Inc., an EPCI contract, valued in excess of $35 million, for the design, procurement, commissioning and installation of a pipeline system comprising 32 miles of 10" rigid pipe and hydraulic control umbilical between two subsea wells and the new Falcon's Nest Platform, in the Gulf of Mexico.

The Falcon field is located in East Breaks Blocks 573 and 623, in water depths of 389 – 3,475 feet (120-1,060 meters).

The umbilicals will be fabricated by Technip-Coflexip at its DUCO manufacturing plant in Houston. Installation of the rigid pipe and the umbilicals will be completed by the CSO Deep Blue, the Group's new ultra deepwater pipelay and construction vessel in the fourth quarter of 2002.

Tim Sheehan, Vice President Gulf of Mexico, of the Technip-Coflexip's Offshore Branch stated: "This is an important project for Technip-Coflexip, it allows us to build on our EPIC capabilities in the Gulf of Mexico and develop a relationship with two key operators for this region."

Svein Eggen, President and CEO Gulf of Mexico, Atlantic Region of the Group's Offshore Branch stated: "The Falcon project is clear demonstration of the unique capabilities of the CSO Deep Blue which further strengthens its commitment to the Gulf of Mexico".

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With a workforce of about 18,000 and annual revenues of about 5 billion euros, Technip-Coflexip ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

TECHNIP-COFLEXIP's website is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

For further information contact:

Sylvie Hallemans
Press Relations
TECHNIP-COFLEXIP
Tel. +33 (0) 1 47 78 34 85
Fax +33 (0) 1 47 78 24 33
E-mail: shallemans@technip-coflexip.com

Miranda Weeks
Investor Relations Officer
TECHNIP-COFLEXIP
Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 55 91 87 11
E-mail: mweeks@technip-coflexip.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Technip-Coflexip has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2002

TECHNIP-COFLEXIP

By: ____________

Name: Patrick Picard

Title: Corporate Secretary

PADOCS01/207441.1